

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Website : www.klk.com.my)

03 AUG -5 AM 7:21

BY COURIER

Our Ref : KLK/SE

1 August 2003



03024950

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
22 July 2003	Dato' Lee Oi Hian
22 July 2003	Dato' Lee Hau Hian
22 July 2003	Dato' Lee Soon Hian
22 July 2003	Di-Yi Sdn Bhd
22 July 2003	Elionai Sdn Bhd
22 July 2003	High Quest Holdings Sdn Bhd
22 July 2003	Wan Hin Investments Sdn Bhd & Group
24 July 2003	Employees Provident Fund Board (2 sets)
28 July 2003	Employees Provident Fund Board
30 July 2003	Employees Provident Fund Board
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
22 July 2003	Dato' Lee Oi Hian
22 July 2003	Dato' Lee Hau Hian
22 July 2003	Dato' Lee Soon Hian

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/07/2003 12:46:18 PM**
Reference No **KL-030722-966AE**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Oi Hian**
*	Address	: **55 Jalan Kelab Golf, 30350 Ipoh**
*	NRIC/passport no/company no.	: **510207-08-5743**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **17/07/2003**	* **350,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	: **48,000**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **329,577,600**
	Indirect/deemed interest (%)	: **46.42**

*	**Total no of securities after change**	: **329,625,600**
*	Date of notice	: **21/07/2003**
	Remarks **sh**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/07/2003 12:46:22 PM**
Reference No **KL-030722-966AF**

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J.C. Lim**
*	Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

*	Name	:	**Dato' Lee Hau Hian**
*	Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	NRIC/passport no/company no.	:	**531016-08-6041**
*	Nationality/country of incorporation	:	**Malaysian**
*	Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **17/07/2003**	* **350,000**	

*	Circumstances by reason of which change has occurred	:	**Deemed Interest**
*	Nature of interest	:	**Indirect**
	Direct (units)	:	**55,500**
	Direct (%)	:	**0.01**
	Indirect/deemed interest (units)	:	**329,577,600**
	Indirect/deemed interest (%)	:	**46.42**

*	**Total no of securities after change**	:	**329,633,100**
*	Date of notice	:	**21/07/2003**
	Remarks **sh**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/07/2003 12:46:25 PM**
Reference No **KL-030722-966B0**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Soon Hian**
*	Address	: **11 Jalan Gopeng, 30250 Ipoh**
*	NRIC/passport no/company no.	: **570807-08-6365**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **17/07/2003**	* **350,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **329,577,600**
	Indirect/deemed interest (%)	: **46.42**

* **Total no of securities after change** : **329,577,600**

* Date of notice : **21/07/2003** 16

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/07/2003 12:46:00 PM**
Reference No **KL-030722-966AA**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **17/07/2003**	* **350,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **329,577,600**

	Indirect/deemed interest (%)	: **46.42**
*	**Total no of securities after change**	: **329,577,600**
*	Date of notice	: **21/07/2003**
	Remarks	:

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/07/2003 12:46:04 PM**
Reference No **KL-030722-966AB**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Elionai Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **176000-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **17/07/2003**	* **350,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **329,577,600**



	Indirect/deemed interest (%)	: **46.42**
*	**Total no of securities after change**	: **329,577,600**
*	Date of notice	: **21/07/2003**
	Remarks	:
	sh	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22/07/2003 12:46:09 PM
Reference No KL-030722-966AC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **17/07/2003**	* **350,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**329,577,600**

Indirect/deemed interest (%) : **46.42**

* **Total no of securities after change** : **329,577,600**

* Date of notice : **21/07/2003**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22/07/2003 12:46:12 PM
Reference No KL-030722-966AD

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 17/07/2003	* 350,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **3,750,000**
Direct (%) : **0.53**
Indirect/deemed interest (units) : **325,827,600**

	Indirect/deemed interest (%)	: **45.89**
*	**Total no of securities after change**	: **329,577,600**
*	Date of notice	: **21/07/2003**
	Remarks	:

sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **24/07/2003 04:31:14 PM**
Reference No **KL-030724-EB149**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **11/07/2003**	* **9,000**	
Disposed	**14/07/2003**	**100,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **35,990,800**
	Direct (%)	: **5.07**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:



*	**Total no of securities after change**	: **35,990,800**
*	Date of notice	: **14/07/2003**
	Remarks **fsc**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 24/07/2003 04:33:12 PM
Reference No KL-030724-EB14A

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **15/07/2003**	* **59,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **35,931,800**
	Direct (%)	: **5.06**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

*	**Total no of securities after change**	: **35,931,800**
*	Date of notice	: **16/07/2003**
	Remarks	:

fsc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/07/2003 09:10:50 AM
Reference No KL-030728-6624C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **17/07/2003**	* **250,000**	
Acquired	**18/07/2003**	**100,000**	
Disposed	**18/07/2003**	**47,500**	
Disposed	**17/07/2003**	**312,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market, Sales of equity and Sales of equity managed by portfolio manager**
* Nature of interest : **Direct**

Direct (units) : **35,922,300**
Direct (%) : **5.06**
Indirect/deemed interest (units) :



Indirect/deemed interest (%) :

* **Total no of securities after change** : **35,922,300**

* Date of notice : **18/07/2003**

Remarks :
fsc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30/07/2003 12:46:04 PM
Reference No KL-030730-9E879

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J. C. Lim**
*	Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

*	Name	:	**Employees Provident Fund Board**
*	Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	:	**EPF ACT 1991**
*	Nationality/country of incorporation	:	**Malaysia**
*	Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **22/07/2003**	* **200,000**	

*	Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
*	Nature of interest	:	**Direct**
	Direct (units)	:	**36,122,300**
	Direct (%)	:	**5.09**
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	

*	**Total no of securities after change**	: **36,122,300**
*	Date of notice	: **22/07/2003** 
	Remarks **fsc**	:

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22/07/2003 12:45:52 PM
Reference No KL-030722-966A9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30250 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 17/07/2003	* 350,000	6.000

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **329,577,600**
Indirect/deemed interest (%) : **46.42**
* Date of notice : **21/07/2003**

Remarks :

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/07/2003 12:45:48 PM**
Reference No **KL-030722-966A8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **17/07/2003**	* **350,000**	**6.000**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**329,577,600**
Indirect/deemed interest (%)	:	**46.42**
* Date of notice	:	**21/07/2003**
Remarks	:	

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22/07/2003 12:45:44 PM
Reference No KL-030722-966A7

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Dato' Lee Soon Hian**
*	Address	: **11 Jalan Gopeng, 30250 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **17/07/2003**	* **350,000**	**6.000**

	Circumstances by reason of which change has occurred	: **Deemed Interest**
	Nature of interest	: **Indirect**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **329,577,600**
	Indirect/deemed interest (%)	: **46.42**
*	Date of notice	: **21/07/2003**
	Remarks	: